XFormity Technologies, Inc.
60 Revere Drive
Suite 725
Northbrook, Illinois 60062
(847) 564-7524

VIA EDGAR

May 3, 2006

Ms. Kathleen Collins, Accounting Branch Chief
Ms. April Coleman, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	XFormity Technologies, Inc.
Form 8-K/A filed December 6, 2004
Form 10-QSB for the Fiscal Quarter ended March 31, 2005
Filed May 18, 2005
Form 10-KSB for Fiscal Year Ended June 30, 2005
Filed October 26, 2005
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
Filed November 25, 2005
File No. 000-23391

Dear Ms. Collins and Ms. Coleman:

On behalf of XFormity Technologies, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated February 27, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of those comments in this letter. The Company's responses are provided as supplemental information and are set forth below each comment paragraph.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders' Equity

1.     We note your response to our previous comment no. 1. With regards to such information, we note the following:

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You indicated that pursuant to paragraphs 5 and 6 of SFAS 68, when the Company "learned" that the terms of the agreement with this one member represented a legal obligation to repay, you recorded a liability. You determined that the present value of the future credits due to the one member ($150,000 in total) was $100,000. Please provide the assumption used to determine the present value.

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You further indicate that the Company's intention was to reflect balances on its financial statements for the liability equivalent to cash received. Explain the basis for this accounting. It would appear that the Company should have recognized the $100,000 cash received with an offset to (a) equity for the value of the shares issued pursuant to paragraph 13 of SFAS 68 and (b) liabilities for the present value of the future obligations. If the sum of (a) and (b) exceeds the amount of cash received then it would appear that the difference would be interest expense to be recognized over the period of obligation, which would impact the Company's results of operations.

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You also indicate that the Company concluded that it was not necessary to restate the June 20, 2004 financial statements to reflect the $100,000 liability as you determined the judgment of a reasonable person would not have changed based on the inclusion or correction of the item, which would have changed the total stockholders 'deficit from ($788,000 to ($888,000). This same adjustment, however, would have increased the total liabilities total liabilities from $879,240 to $979,240. Given the impact on the Company's total liabilities (an increase of 11%) and the impact on the future liquidity, we do not believe the Company has provided an adequate analysis pursuant to SAB 99 to support its conclusions that a restatement is not necessary. Furthermore, based on our previous bullet point, it appears that this transaction may have an impact on your results of operations as it appears you may have unrecorded expenses. Please explain.

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We are still unclear how the Company determined the value of the 7,243 shares to be $13.81 or $0.77 on a post merger basis. Based on your response, it appears that a formal valuation was not prepared at the time you entered into the software development arrangement. We note your responses where you attempt to reconcile the post merger market price back to the $0.77 per share. You indicate that from July 2003 through June 2004, XFM reported losses of $1,012,000 and a loss of $382,000 in the quarter ended September 30, 2004, which you determined would have contributed to the decline in the value of XFM's common stock issued to consortium members. Tell us how XFM's results for the year ended June 30, 2004 compare to the results for the year ended June 30, 2003. Your response appears to assume that XFM's results began to decline after you entered into the software development arrangement and that prior to such time, the value of the Company was significantly greater. Considering XFM began operations in June 2002, we question whether their results for the first year of operation would support the $0.77 per share value.

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Pursuant to paragraph 13 of SFAS 68, the Company should have allocated a portion of the proceeds to paid in- capital based on the fair value of the common stock issued. The remaining proceeds would be allocated to deferred revenues and amortized over the term of the arrangement as an offset to R & D expenses incurred. Your response indicates that the Company treated this transaction as an investment in the Company similar to that made by a venture capitalist. Therefore, it appears that you may not have considered the guidance in SFAS 68 when originally accounting for this transaction. Please explain or revise accordingly.

Please provide the assumption used to determine the present value.

The assumptions used were based on the terms between the respective parties that reflected payments would be made over 48 months commencing upon determination of the discontinuation of the Everest Software project. As per the amortization table attached (Attachment #1), the Company used an approximate 10% annual rate payable over 48 months commencing July 1, 2007 that reflected a present value of $101,775. The Company used an even $100,000 for Balance Sheet presentation.

The timing for the start date of the 48 month commencement date was based on the fact that at the time of the audit, the Everest status was still undetermined and in the terms of the agreement, the credit to be applied against the QSRx was over 48 months. The Company believed that through negotiations, they would be able to delay the credit if the final status of the Everest program was to be discontinued until at least two years. The 10% discount rate to determine the present value was an amount that the Company believed to be appropriate at that time.

Explain the Basis for this Accounting.

At the time of this investment and the intent between the respective parties, the consortium members and the Company, the funds contributed were considered by both parties as an investment in the Company. The Company used the two agreements to provide for the form of the investment, however, the substance of the transaction was an investment. There were no restrictions as to the use of the funds, and as explained in a previous response, the monies were used as working capital for general operating expenses. The agreements did not provide for any repayment or liability on the part of the Company, future credits were to be applied only to the "Everest program" if it was developed, with the exception of the one consortium member who negotiated terms that allowed him to apply that credit against the Company's current QSRx software program. None of the consortium members attributed any value to the future Everest credits at the time of the investment as the reason for the investment was the benefit that the consortium members derived from the existing developed QSRx and their desire to have the Company continue to survive until subsequent log-term funding was in place. The development of Everest was an ancillary benefit to the investors compared to the existing benefits they were currently deriving from QSRx.

Given the impact on the Company's total liabilities (an increase of 11%) and the impact on the future liquidity, we do not believe the Company has provided an adequate analysis pursuant to SAB 99 to support its conclusions that a restatement is not necessary. Furthermore, based on our previous bullet point, it appears that this transaction may have an impact on your results of operations as it appears you may have unrecorded expenses. Please explain.

SAB 99 states: Where reasonable minds may differ about the appropriate accounting treatment of a financial statement item, a failure to correct it may not render the registrant's financial statements inaccurate "in reasonable detail". The Company acknowledges that it should have discussed this issue on a timely basis with the Staff at the Securities and Exchange Commission that was not specifically covered by the existing accounting literature. However, the Company believes that a "prudent investor" would not invest in a "penny stock" and that if he/she/it did, the percentage increases or decreases would not be relevant in this instance.

As stated in our previous response, the board members of XML-Global Technologies, Inc. as reasonable investors, did not consider that this classification at the June 30, 2004 date, using the judgment of reasonable business persons, would have changed or influenced their investment decision by the inclusion or correction of this item reflecting total liabilities of $879,240 (as reflected in the financial statements) or $979,240 (if a restatement was recorded) when viewing the financial statements taken as a whole. Nor did this Board deem that this re-statement would have a significant positive or negative market reaction when taken by a reader of the financial statements as a whole.

Whatever status the Everest program was at as of the June 30, 2004 date, the subsequent liability that resulted from the discontinuance of that program did not occur until December 2004 and finalized in October 2005. Thus, there was no quantifiable liability at the June 30, 2004 date and no need for restatement. Although SFAS 68 states that you are required to estimate an amount if it is possible, the Company deemed it appropriate to footnote the potential liability in its June 30, 2004 financial statements as a non-public company.

Additionally, the specific liability of $100,000 as reflected in the June 30, 2005 financial statements has changed due to the respective party's subsequent agreement to spread the credit out over 146 months rather than 48 months.

Tell us how XFM's results for the year ended June 30, 2004 compare to the results for the year ended June 30, 2003. Your response appears to assume that XFM's results began to decline after you entered into the software development arrangement and that prior to such time, the value of the Company was significantly greater. Considering XFM began operations in June 2002, we question whether their results for the first year of operation would support the $0.77 per share value.

The operating results for the fiscal year ended June 30, 2004 was a net loss of $1,012,789 on net sales of $200,755 compared to a net loss of $572,218 on net sales of $145,415 in fiscal year ended June 30, 2003. In a previous response we attempted to analogize this investment as being similar to that made by a venture capitalist and not related to a software development arrangement. We reiterate that position. The substance of this transaction was to invest in a company that had created this outstanding software program, QSRx, which results translated overwhelmingly directly to the bottom line of its users, the consortium members and other Taco Bell franchisees that began using the QSXx.

They believed in the growth potential for this product in the overall quick service restaurant industry and also for the Everest program in the same market even though it was not developed. They received in exchange for their investment, the continued existence of the Company and its software (QSRx) and the potential for capital appreciation through growth of the Company. The shares received by the consortium was a negotiated amount between two arms-length independent parties based on what both parties deemed a reasonable fair market value at the time of the investment. Thus, the fair market value at the time of the cash contribution was its fair market value as determined in an arms length transaction between two unrelated parties.

Your response indicates that the Company treated this transaction as an investment in the Company similar to that made by a venture capitalist. Therefore, it appears that you may not have considered the guidance in SFAS 68 when originally accounting for this transaction. Please explain or revise accordingly.

Paragraph 13 of SFAS 68 states that: If warrants or similar instruments are issued in connection with the arrangement, the enterprise shall report a portion of the proceeds to be provided by the other parties as paid-in-capital. The amount so reported shall be at the fair value of the instruments at the date of the arrangement. The Company properly reported the transaction in its June 30, 2004 financial statements since it was not determined that there was a quantifiable liability on that date that should be reflected on the balance sheet for the one consortium member who had the option to apply a future credit against its current billings. When the Company did discover the liability it was timely reflected in its financial statements at June 30, 2005.

Applying Paragraph 13 of SFAS 68, the Company charged the present value of the liability against paid-in-capital as determined above in a previous response and credited that same amount as a deferred credit. The amount of the present value of $150,000 as reflected in the Company's financial statements approximates the same $100,000 cash investment that was originally recorded as a debit to cash for $100,000, a credit to common stock of $13 and a credit to paid-in-capital of $99,987.

Form 10-QSB for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.     We note your response to our previous comment no. 2. With respect to your SFAS 133 and EITF 00-19 analysis, we note the following:

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The Company indicated that the economic characteristics and risk of the embedded feature are clearly and closely related to the host instrument and therefore, you concluded that you did NOT meet the requirements of paragraph 12 (a) of SFAS 133. However, pursuant to paragraph 61 (k) of SFAS 133, for convertible debt, the changes in fair value of an equity interest and the interest rates on a debt instrument are NOT clearly and closely related and therefore, it appears you do meet the requirements of paragraph 12 (a).

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With regards to paragraph 12 (b) of SFAS 133, you indicate that since the convertible debentures are not marked to market on a quarterly or yearly basis, the Company concluded that you met the requirements of paragraph 12 (b). The staff agrees with your conclusion.

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You further indicated that if separated, the embedded feature would not be considered a derivative and therefore, the Company concluded that you did not meet the requirements of paragraph 12(c) of SFAS 133.The conversion options, however, appear to have a notional (the number of shares the instrument is convertible into) and an underlying (the conversion price) and there was no initial investment and therefore, it would appear that the Company meets the requirements of paragraph 12 (c) of SFAS 133.

While the staff notes there are two common scenarios that would typically prevent a conversion option from meeting this criteria (i.e. a company's shares are not publicly traded or there are minimum denominations for conversion that are contractually specified that result in the holder receiving an amount of shares in excess of the trading volume of a company's stock that would preclude sale in the open markets within a day or two), it does not appear that the Company meets either of these scenarios.

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Since you appear to have met the requirements of paragraph 12 of SFAS 133, you will then need to determine if you meet the scope exception of paragraph 11(a) of SFAS 133. This scope exception is a two step process and you must meet both steps to qualify for the exception. The first step is to determine if the instrument is indexed to the Company's won stock. It appears you meet the first step.

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Next you must determine whether an embedded derivative meets the second step of the paragraph 11 (a) scope exception and whether the instrument would be classified in stockholders' equity. In order to determine the classification (i.e. equity or liability), the instrument must be analyzed under EITF 00-19.

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Considering this is a convertible instrument, you must first analyze it under paragraph 4 of EITF 00-19 to determine if the host contract is a conventional convertible instrument. A conventional convertible instrument is one where the holder can only realize the value of the conversion option in a fixed number of shares or an equivalent amount of cash (at the discretion of the Company). Your response indicates that the Company concluded the debt is convertible into a variable number of shares and the Staff agrees with your conclusions. You further indicate, however, that based on these conclusions, you determined that EITF 00-19 did not apply. Paragraph 4 of EITF 00-19, however, indicates that paragraphs 12-32 of EITF 00-19 do not apply ONLY if the contract is a conventional convertible debt instrument. Since you determined that the instrument was NOT conventional convertible based on the fact that it could be settled in a variable number of shares, you will need to further analyze the instrument pursuant to paragraphs 12-32 of EITF 00-19.

*	Therefore please provide your analysis of paragraphs 12-32 of EITF 00-19. At a minimum, we ask that you address the following in your response:

Considering the debt is convertible into a variable number of shares, tell us how you determined that the requirements of paragraph 19 and 20-24 of EITF were met.

Do the contracts require the Company to deliver registered shares? If so, tell us how you met the requirements of paragraphs 14 and 18 of EITF 00-19.

Do the contracts require the Company to make cash payments in the event you do not make timely fillings with the SEC? If so, tell us how you met the requirements of paragraph 25 of EITF 00-19.

While the staff notes there are two common scenarios that would typically prevent a conversion option from meeting this criteria (i.e. a company's shares are not publicly traded or there are minimum denominations for conversion that are contractually specified that result in the holder receiving an amount of shares in excess of the trading volume of a company's stock that would preclude sale in the open markets within a day or two), it does not appear that the Company meets either of these scenarios.

The Company further believes that we do not meet the requirements of paragraph 12 (c) of SFAS 133 because, as stated above by the staff, a holder would receive an amount of shares in excess of the trading volume of the Company's stock that would preclude sale in the open markets within a day or two (See attachment #2). At March 31, 2005, there was $100,000 of convertible debentures issued that, if converted at $0.28 per share, would require the Company to issue 357,142 shares. At June 30, 2005, there was $600,000 of convertible debentures issued that, if converted at $0.28 per share would require the Company to issue 2,142,857 shares. The total number of shares traded in the period March 31, 2005 through June 30, 2005 (a total of 65 trading days) was 535,200, an average of 8,233 shares per day.

This would require the Company to continue to treat the convertible debenture as a liability without consideration of any embedded derivative both for the previous financial reporting and in the current March 31 2006 financial reports that will reflect the change of terms effective in January 2006.

3.     We note that in January 2006, the Company revised the terms of the convertible debentures to (a) increase the amount to be raised in the private placement; (b) to reduce the conversion terms; and (c) to securitize the debenture with the assets of the Company's wholly owned subsidiary, XFormity, Inc. We further note that the holders of the previous convertible debentures may exchange their notes for new convertible debentures issued under the revised terms. Tell us whether you intend to account for such exchange as a modification or an extinguishment of debt and tell us how you considered EITF 96-19 in your analysis.

Tell us whether you intend to account for such exchange as a modification or an extinguishment of debt and tell us how you considered EITF 96-19 in your analysis.

Based on the analysis above, the Company will treat this as a modification of the previous debt without further consideration of EITF 96-19.

10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 3. Controls and Procedures

4.     We note your response to our previous comment no 4.and your revised disclosures in the Company's December 31, 2005 form 10-QSB. With regards to this information, we note the following:

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Your disclosures indicate that the Principal Executive Officer and Principal Financial Officer conducted and "update" review. It is not clear why you are referring to an "update" review versus a review at a specific point in time. Please explain or revise your disclosures accordingly.

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In our previous comment, the staff questioned whether the Company's disclosure controls and procedures are designed to provide "reasonable assurance", of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that "reasonable assurance level". Your disclosures, which indicate that the Company's Officers determined "with a reasonable degree of assurance "that the disclosure controls and procedures are effective, appears to be a more narrow conclusion than is required by exchange Act Rule 13a-15(e). Concluding with a "reasonable degree of assurance" is not the same as concluding that controls are effective at a reasonable assurance level. Please explain or revise your disclosures accordingly.

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Your current disclosure indicates that the disclosure controls and procedures have been designed to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. You also indicate that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive officer and principal financial officer to allow timely decisions regarding required disclosures and "we refer you to Exchange Act 13a-15(e)". Rule 13a-15(e) of the Exchange Act requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ....is recorded, processed summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer... is accumulated and communicated to the issuer's management .... as appropriate to allow timely decisions regarding required disclosure". Once the Company has indicated that their disclosure controls and procedures are designed in accordance with the Rule, they should then conclude whether or not their disclosure controls and procedures are effective based on such design. Please explain or revise your disclosures accordingly.

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Your disclosures indicate that there have been "no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mention evaluation". Pursuant to Section F.3 of SEC Release 33-8238, "Under the final rules, a company must disclose any change in its internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report, or the last fiscal quarter in the case of an annual report, that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting". See also Item 308 of Regulation SB. Please explain or revise your disclosures accordingly.

5.     We note your response to our previous comment no. 5 where you indicate that SEC Release No. 33-8238 requires companies to evaluate, as of the end of each fiscal period, any change in the Company's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting. Section F.3 of Release No. 33-8238, however, changed the evaluation date for disclosure controls to " as of the end of the period" covered by the quarterly or annual report.

The Release did not specify the point at which management must evaluate changes to the Company's internal control over financial reporting. The disclosures in the Company's December 31, 2005 Form 10-QSB continue to indicate that your evaluation was done within 90 days of the period covered by this Report, which is not in accordance with the changes adopted in Release 33-8238. Your evaluation must be done as of the end of the period covered by your report and your disclosures should indicate as such. Please confirm that your evaluation was done in the time period required by the Release and in future filings or revise your disclosures accordingly.

Response as per telephone communication with the SEC:

The Company concurred with the SEC that going forward the Company would evaluate it's review of the internal controls as of the end of the period under review, noting if there were any change in its internal control procedures that affected or would reasonably likely to affect the Company's financial reporting, that if the principle executive officer and principle financial officer determine that the disclosure controls and procedures are effective, it will be at a reasonable assurance level and that the information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure" as required by Exchange Act Rule 13a - 15(e). We again confirm that our evaluation was done continually during the time period being reported on.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,

/s/ Jack Rabin
Jack Rabin
Chief Financial Officer